Exhibit 99.1

New Pacific Continues to Intersect The Near-Surface, High Grade Silver Horizon, Including 163 metres Grading 109 Grams Per Tonne Silver, at the Carangas Project, Bolivia

VANCOUVER, BC, Oct. 19, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, reports assay results for 21 drill holes at its Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Together with the first five holes released on July 13, 2022, and seven holes released on August 8, 2022, the assay results of the 33 holes from the 2022 drill program continue to intersect a broad, near-surface silver horizon measuring approximately 1,000 metres ("m") long, 800 m wide and up to 200 m thick, stacked over a broad bulk gold zone.

To date, 76 drill holes have been completed and assay results for the remaining 43 drill holes, including several deep holes targeting Carangas' gold mineralization (samples analyzed by fire assay), are pending. Detailed results and drill hole specifications are provided in Tables 1 and 2.

Of the 21 holes detailed in this press release, 19 were drilled in the Central Valley and West Dome, all of which intersected a broad, near-surface silver horizon. In addition, two wildcat holes, DCAr0055 and DCAr0058, were drilled approximately 1,200 m north of the Central Valley and only intersected narrow silver mineralization.

HIGHLIGHTS FROM THE NEAR SURFACE SILVER HORIZON

Hole DCAr0077: 163.04 m interval (from 67.71 m to 230.75 m) grading 109 grams per tonne ("g/t") silver ("Ag"), 0.34 percent ("%") lead ("Pb"), and 0.8% zinc ("Zn"), including 47.09 m (from 67.71 m to 114.8 m) grading 288 g/t Ag, 0.85% Pb and 1.76% Zn;

Hole DCAr0056: 180.14 m interval (from 25.09 m to 205.23 m) grading 71 g/t Ag, 0.23% Pb and 0.75% Zn, including 50.6 m (from 25.09 m to 75.69 m) grading 166 g/t Ag, 0.43% Pb and 1.5% Zn;

Hole DCAr0057: 127.41 m interval (from 9.7 m to 137.11 m) grading 60 g/t Ag, 0.35 % Pb and 0.68% Zn, including 33.24 m (from 47.8 m to 81.04 m) grading 165 g/t Ag, 0.54% Pb and 1.0% Zn;

Hole DCAr0063: 100.4 m interval (from 29.0 m to 129.4 m) grading 104 g/t Ag, 0.26% Pb and 0.45% Zn, including 18.94 m (from 107.6 m to 126.54 m) grading 247 g/t Ag, 0.48% Pb, 0.21% Zn;

Hole DCAr0064: 220.85 m interval (from 16.7 m to 237.55 m) grading 50 g/t Ag, 0.34% Pb and 0.88% Zn, including 50.9 m (from 16.7 m to 67.6 m) grading 97 g/t Ag, 0.52% Pb and 0.83% Zn;

Hole DCAr0070: 128.53 m interval (from 11.32 m to 139.85 m) grading 83 g/t Ag, 0.4% Pb and 0.83% Zn, including 64.0 m (44.0 m to 108.0 m) grading 149 g/t Ag, 0.56% Pb and 1.33% Zn.  The hole also intersected a deeper 8.13 m interval (from 207.8 m to 215.93 m) grading 629 g/t Ag, 0.58% Pb and 0.18% Zn; and

Hole DCAr0076: 127.82 m interval (from 29.0 m to 156.82 m) grading 63 g/t Ag, 0.68% Pb and 0.53% Zn, including 21.03 m (from 48.32 m to 69.35 m) grading 150 g/t Ag, 0.87% Pb and 0.72% Zn, and 7.13 m (from 98.57 m to 105.7 m) grading 315 g/t Ag, 2.5% Pb and 1.11% Zn.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0050		26.00	193.30	167.30	41	n/a	0.27	0.72	0.01	74
	incl.	78.49	103.19	24.70	132	n/a	0.38	0.92	0.01	175
		222.60	223.72	1.12	148	n/a	0.01	0.08	0.01	152
DCAr0051		67.78	236.00	168.22	47	n/a	0.24	0.55	0.02	73
DCAr0053		6.77	286.84	280.07	37	n/a	0.42	0.73	0.02	76
		16.92	87.22	70.30	96	n/a	0.98	1.09	0.02	163
		312.80	323.78	10.98	5	n/a	0.30	0.64	0.00	35
		335.20	347.45	12.25	7	n/a	0.64	1.14	0.01	64
DCAr0054		43.45	217.27	173.82	57	n/a	0.34	1.04	0.01	103
		78.67	89.57	10.90	136	n/a	0.59	1.59	0.02	209
		172.55	189.40	16.85	193	n/a	0.51	0.69	0.01	231
DCAr0055		No Significant Intercept
DCAr0056		25.09	205.23	180.14	71	n/a	0.23	0.74	0.01	103
	incl.	25.09	75.69	50.60	166	n/a	0.43	1.50	0.02	227
DCAr0057		9.70	137.11	127.41	60	n/a	0.35	0.68	0.01	94
	incl.	47.80	81.04	33.24	165	n/a	0.54	1.00	0.01	215
DCAr0058		214.60	215.90	1.30	52	n/a	0.11	0.11	0.01	77
DCAr0061		1.39	138.68	137.29	57	n/a	0.41	0.51	0.01	87
	incl.	49.80	65.00	15.20	272	n/a	1.20	0.87	0.03	339
DCAr0063		29.00	129.40	100.40	104	n/a	0.26	0.45	0.01	127
	incl.	107.60	126.54	18.94	247	n/a	0.48	0.21	0.02	270
DCAr0064		16.70	237.55	220.85	50	n/a	0.34	0.88	0.01	90
	incl.	16.70	67.60	50.90	97	n/a	0.52	0.83	0.01	140
	incl.	194.85	221.10	26.25	106	n/a	0.28	0.57	0.01	134
		245.50	274.70	29.20	5	n/a	0.31	0.51	0.00	31
		293.70	301.25	7.55	21	n/a	0.34	0.63	0.00	52
		324.35	328.30	3.95	13	n/a	0.71	1.30	0.01	78
DCAr0065		27.05	35.70	8.65	31	n/a	0.08	0.06	0.00	36
		64.85	103.40	38.55	33	n/a	0.23	0.58	0.01	60
DCAr0066		53.87	281.00	227.13	22	n/a	0.32	0.86	0.01	62
	incl.	220.90	241.36	20.46	68	n/a	0.33	0.66		100
DCAr0068		25.65	221.52	195.87	39	n/a	0.41	1.19	0.01	92
DCAr0069		64.33	287.42	223.09	17	0.01	0.50	1.29	0.02	77
	incl.	64.33	108.56	44.23	50		0.59	0.91	0.01	98
		300.60	345.08	44.48	6	0.05	0.42	0.72	0.01	47
		370.19	380.54	10.35	4		0.36	0.70	0.00	37
DCAr0070		11.32	139.85	128.53	83	n/a	0.40	0.83	0.01	123
	incl.	44.00	108.00	64.00	149	n/a	0.56	1.33	0.01	211
		158.00	169.33	11.33	22	n/a	0.09	0.16	0.00	30
		207.80	215.93	8.13	629	n/a	0.58	0.18	0.02	653
DCAr0072		7.70	162.65	154.95	42	n/a	0.33	0.69	0.01	76
	incl.	55.19	74.70	19.51	134	n/a	0.50	1.05	0.01	185
	incl.	105.90	110.30	4.40	374	n/a	0.83	0.69	0.02	422
		233.47	238.60	5.13	52	n/a	0.06	0.13	0.00	58
DCAr0073		67.20	147.00	79.80	31	n/a	0.44	1.67	0.02	101
		164.81	223.24	58.43	30	n/a	0.14	0.36	0.01	47
		234.90	251.68	16.78	23	n/a	0.34	0.55	0.00	51
DCAr0076		29.00	156.82	127.82	63	n/a	0.68	0.53	0.02	102
	incl.	48.32	69.35	21.03	150	n/a	0.87	0.72	0.02	202
	incl.	98.57	105.70	7.13	315	n/a	2.50	1.11	0.04	429
		212.25	222.56	10.31	66	n/a	0.02	0.01	0.02	69
DCAr0077		67.71	230.75	163.04	109	n/a	0.34	0.80	0.02	147
	incl.	67.71	114.80	47.09	288	n/a	0.85	1.76	0.04	376
DCAr0079		80.66	95.30	14.64	55	n/a	0.37	0.30	0.01	76
		151.67	161.42	9.75	22	n/a	0.04	0.28	0.01	34

Notes:
1. Drill hole location, altitude, azimuth, and dip are provided in Table 2.
2. Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3. Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery. Due to the early stage of the Project, the Company has not yet completed metallurgical test work on the mineralization encountered to date.
4. A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.
5. n/a stands for no fire assay of gold was carried out.

PROGRESS ON THE 2022 DRILLING PROGRAM

Five rigs are drilling at the Carangas Project for the planned 40,000 m drill program in 2022 (36,012 m in 76 drill holes completed to date). The current program, which is expected to wrap up by mid-December, will constitute a drill grid of 50 m by 50 m to 100 m by 100 m and should be able to support an inaugural mineral resource estimate in 2023.

Table 2 Summary of Drill Holes of 2022 Drill Program of Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Target
DCAr0050	539182.72	7905514.58	3907.40	300.00	20	-45	CV
DCAr0051	539217.76	7905453.94	3907.94	500.00	20	-45	CV
DCAr0053	539013.91	7905342.94	3906.16	401.00	20	-45	CV
DCAr0054	539052.96	7905452.20	3908.93	302.00	20	-45	CV
DCAr0055	541548.94	7906645.91	3928.74	425.00	20	-68	Regional
DCAr0056	539082.78	7905520.35	3910.80	245.00	20	-45	CV
DCAr0057	539094.02	7905553.36	3911.77	250.00	20	-45	CV
DCAr0058	540389.97	7906058.28	3920.38	311.00	20	-45	Regional
DCAr0061	539106.25	7905586.53	3916.75	250.00	20	-45	CV
DCAr0063	539120.73	7905628.36	3923.75	300.00	20	-45	WD
DCAr0064	539032.73	7905374.23	3906.24	335.00	20	-45	CV
DCAr0065	539132.59	7905668.06	3933.42	250.00	20	-45	WD
DCAr0066	539085.47	7905379.05	3905.93	324.00	20	-45	CV
DCAr0068	539106.17	7905436.16	3906.79	302.00	20	-45	CV
DCAr0069	539063.64	7905317.93	3906.26	400.00	20	-45	CV
DCAr0070	539127.28	7905496.87	3907.29	260.00	20	-45	CV
DCAr0072	539148.79	7905553.29	3907.11	251.00	20	-45	CV
DCAr0073	539153.06	7905424.34	3907.89	300.00	20	-45	CV
DCAr0076	539270.05	7905596.70	3908.23	270.00	20	-45	CV
DCAr0077	539203.27	7905408.07	3907.69	272.00	20	-45	CV
DCAr0079	539290.00	7905650.10	3908.29	250.00	20	-45	CV
Note:	1. Drill collar coordinate system is WGS1984 UTM Zone 19S
	2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS
	3. CV - Central Valley; WD - West Dome

QUALITY ASSURANCE AND QUALITY CONTROL

The Company maintains tight sample security and QA/QC for all aspects of its exploration program at the Carangas Project.  Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is expected to deliver a new Mineral Resource Estimate Update and a PEA by the end of 2022.  The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program.  The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and discovered a near surface broad gold zone in its first hole drilled.

For further information, please contact:

Dr. Rui Feng,
CEO & Director

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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CNW 08:00e 19-OCT-22